EXHIBIT 99.1

B2Gold Files Form 40-F and Supporting Documentation

VANCOUVER, British Columbia, March 14, 2024 (GLOBE NEWSWIRE) -- B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) has today filed with the U.S. Securities and Exchange Commission (the “SEC”) its SEC Annual Report on Form 40-F for the year ended December 31, 2023. This includes the Company’s Annual Information Form, audited Financial Statements and Management’s Discussion & Analysis for the year ended December 31, 2023.

B2Gold shareholders may receive a hard copy of the Company’s complete audited Financial Statements for the year ended December 31, 2023, free of charge, upon request. For further information, please visit the Company website at www.b2gold.com/investors/financials/.

In addition, B2Gold announces the filing of an updated Technical Report (the “Technical Report”) for the Fekola Complex located in Mali. The Technical Report, entitled “Fekola Complex, Mali, NI 43-101 Technical Report” was prepared in accordance with the disclosure requirements of National Instrument 43-101 (“NI 43-101”) and has an effective date of December 31, 2023. The Technical Report is available on SEDAR+ at www.sedarplus.com and under the Company’s profile on the U.S. Securities and Exchange Commission’s website at www.sec.gov/EDGAR.

About B2Gold

B2Gold is a low-cost international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Mali, Namibia and the Philippines, a mine under construction in northern Canada and numerous development and exploration projects in various countries including Mali, Colombia and Finland.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Michael McDonald
VP, Investor Relations & Corporate Development
+1 604-681-8371
investor@b2gold.com

Cherry De Geer
Director, Corporate Communications
+1 604-681-8371
investor@b2gold.com